EXHIBIT 99.1

[NAM TAI LOGO/PRESS RELEASE LETTERHEAD]

                            NAM TAI ELECTRONICS, INC.
                   RAISES ANNUAL DIVIDEND FROM $0.20 TO $0.48

VANCOUVER, CANADA -- February 9, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today announced that for the eleventh consecutive year it is increasing its dividend. The annual dividend will increase from $0.20 per share for 2003 (after adjustment for the 3 for 1 stock split in June 2003) to $0.48 per share for 2004. The increase in dividend shows Nam Tai's confidence for continued growth.

The payment dates and record dates for the quarterly dividend of $0.12 per share payable in each quarters for 2004 are as follows:

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                    Record Date                         Payment Date
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   1        March 31, 2004                     On or before April 21, 2004
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   2        June 30, 2004                      On or before July 21, 2004
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   3        September 30, 2004                 On or before October 21, 2004
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   4        December 31, 2004                  On or before January 21, 2005
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Regarding special dividend, the Board of Directors of Nam Tai will consider various factors in deciding if to declare any special dividend on any other income. Such factors include but are not limited to cash position of the Company at the material time, any cash generated from other income, and also consider any finance is necessary for investment projects on hand. If there is any special dividend, the Company will put in an announcement accordingly.

Annual General Meeting Record Date
----------------------------------

The Company will hold its Annual Shareholders Meeting on Friday, June 11, 2004 at 11:30 a.m. in New York, Peninsula Hotel. The record date is May 7, 2004.

Board Meetings and Analysts Conference Calls
--------------------------------------------

The Board Meetings for approving the quarterly results and the analysts conference calls therefore for each quarter of 2004 are as follows:

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             Date of Board Meeting    Date and Time of Analysts Conference Call
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1st Quarter    April 30, 2004         May 3, 2004        10:00 a.m. Eastern Time
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2nd Quarter    July 30, 2004          August 2, 2004     10:00 a.m. Eastern Time
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3rd Quarter    October 29, 2004       November 1, 2004   10:00 a.m. Eastern Time
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4th Quarter    February 4, 2005       February 7, 2005   10:00 a.m. Eastern Time
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About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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